                                UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                               SCHEDULE 13D/A

                  Under the Securities Exchange Act of 1934


                               AMENDMENT NO. 1

                 GRAND PRIX ASSOCIATION OF LONG BEACH, INC.
-------------------------------------------------------------------------------
                              (Name of Issuer)

                         COMMON STOCK, NO PAR VALUE
-------------------------------------------------------------------------------
                       (Title of class of securities)

                                386 176 10 1
-------------------------------------------------------------------------------
                               (CUSIP number)

                           ROBERT H. KURNICK, JR.
                    3270 WEST BIG BEAVER ROAD, SUITE 130
                            TROY, MICHIGAN 48084
                               (248) 614-1116
-------------------------------------------------------------------------------
                (Name, address and telephone number of person
              authorized to receive notices and communications)

                               March 27, 1998

-------------------------------------------------------------------------------
           (Date of event which requires filing of this statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

         Check the following box if a fee is being paid with this statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. See Rule 13d-7).

-------------------------------------------------------------------------------
CUSIP No. 386 176 10 1              SCHEDULE 13D
-------------------------------------------------------------------------------

1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      PENSKE MOTORSPORTS, INC.
-------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

      (a)    [ ]

      (b)    [X]

-------------------------------------------------------------------------------
3     SEC USE ONLY

-------------------------------------------------------------------------------
4     SOURCE OF FUNDS
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEM 2(d) or 2(e) /  /


-------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
      DELAWARE
-------------------------------------------------------------------------------
  NUMBER OF          7     SOLE VOTING POWER
   SHARES                  0
BENEFICIALLY         ----------------------------------------------------------
  OWNED BY           8     SHARED VOTING POWER
    EACH                   0
  REPORTING          ----------------------------------------------------------
 PERSON WITH:        9     SOLE DISPOSITIVE POWER
                           0
                     ----------------------------------------------------------
                     10    SHARED DISPOSITIVE POWER
                           0
-------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
        REPORTING PERSON

        0
-------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES

        [  ]
-------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        0%
-------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON
        CO
-------------------------------------------------------------------------------

ITEM 1.  SECURITY AND ISSUER.

     This Statement concerns the common stock, no par value (the
"Common Stock"), of Grand Prix Association of Long Beach, Inc. (the "Company"), whose principal executive offices are located at 3000 Pacific Avenue, Long Beach, California 90806.

      Effective March 27, 1998, Penske Motorsports, Inc., a Delaware corporation ("PMI"), disposed of 340,000 shares of Common Stock of the Company pursuant to that certain Stock Purchase Agreement, dated as of March 25, 1998 (the "Stock Purchase Agreement"), between PMI and the Dover Downs Entertainment, Inc. ("Dover Downs") a copy of which is attached as Exhibit 1.

      In connection with such disposition, PMI also entered into a side letter agreement, a copy of which is attached as Exhibit 2, with the Shareholders' Representatives under that certain Right of First Refusal Agreement, dated as of August 8, 1997 (the "Right of First Refusal Agreement"), among PMI, Midwest Facility Investments, Inc., a Florida corporation ("Midwest"), a wholly owned subsidiary of International Speedway Corporation ("ISC") and the Shareholders listed on Schedule I thereto, a copy of which was filed with the Schedule 13D to which this amendment relates, which concerned (i) rights and obligations under the Right of First Refusal Agreement, and (ii) that certain Stock Purchase Agreement, dated as of August 8, 1997 (the "Stock Purchase Agreement"), between PMI and the Company, a copy of which was also filed with the Schedule 13D to which this amendment relates.

ITEM 2. IDENTITY AND BACKGROUND.

      (a)   Name.

            The persons filing this report is PMI.

            The relationship among the above persons and entities is as follows: Prior to the disposition reported in this amendment, PMI was the record holder of 340,000 shares of Common Stock of the Company. PMI shall be referred to herein as the "Reporting Person". Each executive officer, director and controlling person of PMI is a person identified pursuant to Instruction C to Schedule 13D and therefore the information required by Items 2 through 6 of this Statement was provided for such persons in the original Schedule 13D filing to which this amendment relates (all of whom are collectively referred to herein as the "Instruction C Individuals"). The controlling persons of PMI include (i) PSH Corp., a Delaware corporation ("PSH"), which is the record holder of 7,801,875 shares of common stock, par value $.01 per share, of PMI ("PMI Common

            Stock"); (ii) Penske Performance, Inc., a Delaware corporation ("PPI"), which owns directly 80% of the stock of PSH; (iii) Penske Corporation, a Delaware corporation ("PC") which owns directly all of the stock of PPI; and (iv) Roger S. Penske, a United States citizen ("Penske"), who beneficially (x) owns approximately 57% of the stock of PC, (y) owns 62,979 additional shares of PMI Common Stock, and (z) may beneficially own 8,835 shares of PMI Common Stock held by relatives of Penske (collectively, PSH, PPI, PC and Penske shall be referred to as the "Penske Group").

            For additional information with respect to PSH, PPI, PC and Penske, see the Schedule 13G statements filed by each of PSH, PPI, PC and Penske with respect to each of their beneficial ownership of PMI Common Stock, dated as of February 11, 1998 and filed with the Securities and Exchange Commission on or about February 12, 1998.

            The name of each Instruction C Individual other than the Penske Group (and the members thereof) was set forth on Exhibit 4 to the original Schedule 13D filing. The relationship between the Reporting Person and the Instruction C Individuals (including the Penske Group) does not create a group; consequently, the Instruction C Individuals disclaim membership in a group with respect to the Company.

            The relationship between the Reporting Person, and the other parties to the Right of First Refusal Agreement also does not create a group; consequently, the Reporting Person disclaims membership in a group with such parties (the "Grand Prix Right of Refusal Parties").

            Notwithstanding the disclaimers of group membership above, voting and dispositive power with respect to the 340,000 shares of Common Stock that are the subject of this Statement may be deemed to be shared among PMI and the Penske Group, the Instruction C Individuals and the Grand Prix Right of Refusal Parties, primarily due to (i) the control of PMI by the Penske Group and the other Instruction C Individuals, (ii) the limitations on PMI's transfer of Company Common Stock set forth in the Right of First Refusal Agreement, and
            (iii) the director voting provisions set forth in Article Five of the Right of First Refusal Agreement.

(b)   Address of Principal Business Office or, if none, Residence.

      (i) The business address of PMI is 13400 West Outer Drive, Detroit, Michigan 48239-4001.

      (ii) The business address of each of the Instruction C Individuals (other than the Penske Group) is set forth on Exhibit 4 to the original Schedule 13D statement to which this amendment relates.

(c)   The Principal Business.

      (i) The principal business of PMI is engaging in the operation, ownership, promotion, and marketing of motorsports activities in the United States.

      (ii) Each of the Instruction C Individuals' principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted (other than the Penske Group) is set forth on Exhibit 4 to the original Schedule 13D Statement to which this amendment relates.

(d)   Criminal Convictions.

      Neither the Reporting Persons nor, to the best knowledge of the Reporting Person, any of the Instruction C Individuals has been convicted in a criminal proceeding, during the last five years.

(e)   Civil Proceedings.

      Neither of the Reporting Person nor, to the best knowledge of the Reporting Persons, any of the Instruction C Individuals has been subject to a judgment, decree or final order enjoining future violation of or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws during the last five years.

(f)   Citizenship.

      PMI is a Delaware corporation. All of the Instruction C Individuals are citizens of the Unites States.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      Not Applicable

ITEM 4. PURPOSE OF TRANSACTION.

      Not Applicable

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

      (a)
             (i) The aggregate number of shares beneficially owned by the Reporting Person is 0 shares of Company Common Stock, amounting to 0% of the Company's outstanding Common Stock.

             (ii) To the best knowledge of the Reporting Person, none of the Instruction C Persons (including the Penske Group) beneficially owns any shares of Company Common Stock.

      (b)
             (i) There is no longer any shared or dispositive power with respect to any shares of Common Stock of the Company with the members of the Penske Group and the other Instruction C Individuals. See Item 1 above.

             (ii) The Stock Purchase Agreement and Side Letter Agreement each contain certain provisions prohibiting the Reporting Person from acquiring Company stock under certain conditions.

      (c) Except as disclosed herein, there have been no transactions in the securities of the Company by the Reporting Person nor, to the best knowledge of the Reporting Person, by Instruction C Individuals during the past sixty days.

      (d)    Not applicable.

      (e) On March 27, 1998 the Reporting Person ceased to be the beneficial owner of any of the Common Stock of the Company.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDING OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Reference is made to the Stock Purchase Agreement and Side Letter Agreement, copies of which are attached as Exhibits 1 and 2 and incorporated herein by reference.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS


                               DESCRIPTION

        1 Stock Purchase Agreement, dated as of March 25, 1998, by and between Penske Motorsports, Inc. and Dover Downs Entertainment, Inc.

        2 Side Letter Agreement, dated as of March 25, 1998, by and between Penske Motorsports, Inc. and the Shareholders' Representatives under the Right of First Refusal Agreement.

                                  SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief. I certify that the information set forth in this statement is true, complete and correct.

     Date: March 31,1998        PENSKE MOTORSPORTS, INC.


                                By:   /s/ Robert H. Kurnick, Jr.
                                      -----------------------------
                                      Robert H. Kurnick, Jr.
                                      Senior Vice President,
                                      General Counsel and Secretary

                              INDEX TO EXHIBITS


EXHIBIT                                                      SEQUENTIAL
NUMBER                     DESCRIPTION                        PAGE NO.
-------                    -----------                       ----------

    1     Stock Purchase Agreement, dated as of March 25,
          1998, by and between Penske Motorsports, Inc. and Dover Downs Entertainment, Inc.

    2 Side Letter Agreement, dated as of March 25, 1998, by and between Penske Motorsports, Inc. and the Shareholders' Representatives under the Right of First Refusal Agreement.

                                                                     EXHIBIT 1

                           STOCK PURCHASE AGREEMENT



     AGREEMENT, dated March 25, 1998, between DOVER DOWNS ENTERTAINMENT, INC., a Delaware corporation ("Purchaser"), and PENSKE MOTORSPORTS, INC., a Delaware corporation ("Seller").

     WHEREAS, Seller desires to sell to Purchaser Three Hundred Forty Thousand (340,000) shares (the "Shares"), no par value, of Grand Prix Association of Long Beach, Inc. (the "Company"); and

     WHEREAS, Purchaser desires to acquire the Shares pursuant to the terms and conditions hereof;

     NOW, THEREFORE, in consideration of the premises and the mutual and dependent promises hereinafter set forth, the parties hereto agree as follows:

1.   SALE OF SHARES; CLOSING

     1.1. Issuance and Delivery of Shares. At the Closing referred to in
Section 1.3, Seller shall sell the Shares to Purchaser, free and clear of all liens and encumbrances, by delivering to Purchaser a certificate or certificates registered in the name of Seller representing the Shares (the "Certificates"), duly endorsed for transfer to Purchaser.

     1.2. Consideration. In consideration for the aforesaid sale and delivery of Shares, Purchaser will pay (the "Purchase Price") to Seller at the Closing by wire transfer the amount of Five Million Two Hundred Seventy Thousand and 00/100 Dollars ($5,270,000.00), representing Fifteen and 50/100 Dollars ($15.50) per Share, representing the closing price of the common stock of Company on NASDAQ on March 19, 1998.

     1.3. Closing. The closing of the transaction provided for in this
Section 1 (the "Closing") shall take place at the offices of Purchaser, 2200 Concord Pike, Wilmington, Delaware 19803, or such other place as the parties may agree, on or before the tenth business day following execution hereof or such other later date as the parties may agree. Purchaser's attorney, Klaus M. Belohoubek, Esquire, has agreed to hold the Certificates in escrow and not to release them to Purchaser until the conditions to Closing are satisfied or waived and the wire transfer of the Purchase Price is confirmed by Seller. As a condition to Closing for either party, Purchaser shall, on the date of Closing, enter into an Agreement and Plan of Merger with Company (the "Merger Agreement"). Seller is a party to a certain right of first refusal agreement dated August 8, 1997 between and among various shareholders of the Company (the "ROFR

Agreement"). As a further condition to Closing for either party, the rights of such other shareholders under the ROFR Agreement shall have expired, been terminated or waived in a manner reasonably acceptable to Seller.

2.   REPRESENTATIONS AND WARRANTIES OF PURCHASER

     Purchaser hereby represents and warrants as follows:

     2.1. Organization and Good Standing. Purchaser is a corporation duly organized and validly existing under the laws of the State of Delaware.

     2.2. Authority. Purchaser has the legal right and power to enter into this Agreement and to carry out the transactions herein contemplated.

     2.3. Authorization, Execution and Delivery. The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by Purchaser, and this Agreement has been duly executed and delivered by Purchaser.

     2.4. Legal, Valid and Binding Obligations. This Agreement constitutes the legal, valid and binding obligation of Purchaser.

     2.5. No Violation of Other Agreements. The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby by Purchaser does not violate any provisions of the organizational documents of Purchaser and does not violate any provision of, or constitute a default under, or constitute a default upon notice or lapse of time or both under, or result in the acceleration of any obligation under, or cause a termination under, any contract, agreement, guaranty, lease, lien, indenture, loan or credit agreement, promissory note, obligation, statute, rule, regulation or judgment to which Purchaser is a party or by which Purchaser or the property or business of Purchaser is bound or affected or to which it is subject.

     2.6. Governmental Approvals. The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby by Purchaser does not require any governmental approval other than filing Form 3 and Schedule 13-D under the Exchange Act.

     2.7. Investment Representation. The Shares being acquired by Purchaser pursuant to this Agreement are being acquired for its own account for investment and not with a view toward the distribution thereof in violation of the Securities Act, and any future dispositions of such Shares by Purchaser will be made in accordance with said Securities Act and the applicable rules and regulations promulgated thereunder.

3.   REPRESENTATIONS AND WARRANTIES OF SELLER

     Seller hereby represents and warrants as follows:

     3.1. Organization and Good Standing. Seller is a corporation duly organized and validly existing under the laws of the State of Delaware.

     3.2. Authority. Seller has the legal right and power to enter into this Agreement and to carry out the transactions herein contemplated.

     3.3. Authorization, Execution and Delivery. The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by Seller, and this Agreement has been duly executed and delivered by Seller.

     3.4. Legal, Valid and Binding Obligations. This Agreement constitutes the legal, valid and binding obligation of Seller.

     3.5. No Violation of Other Agreements. The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby by Seller does not violate any provisions of the organizational documents of Seller and does not violate any provision of, or constitute a default under, or constitute a default upon notice or lapse of time or both under, or result in the acceleration of any obligation under, or cause a termination under, any contract, agreement, guaranty, lease, lien, indenture, loan or credit agreement, promissory note, obligation, statute, rule, regulation or judgment to which Seller is a party or by which Seller or the property or business of Seller is bound or affected or to which it is subject, excluding only the ROFR Agreement referred to in Section 1.3 hereto.

     3.6. Governmental Approvals. The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby by Seller does not require any governmental approval.

4. BROKERS

     Purchaser and Seller represent to each other that all negotiations relative to this Agreement and the transactions contemplated hereby have been carried on by Purchaser and Seller and their respective representatives without the intervention of any person in such manner as to give rise to any valid claim against any of the parties hereto for a brokerage commission, finder's fee or other like payment to any person.

5. PUBLICITY

     Except as required by law, neither of the parties hereto nor any of their affiliates shall issue or make any public release or announcement concerning this Agreement or the transactions contemplated hereby prior to the announcement by Company and Purchaser of the execution and delivery of the Merger Agreement. In addition, each party shall use its reasonable best efforts to first consult in advance with the other party concerning the content of any required public release or announcement relating to this Agreement.

6. INDEMNITY

     Each of the Purchaser and the Seller hereby agrees to indemnify and hold harmless the other and the other's officers, directors and agents, and their respective successors and assigns, from against, and in respect of any and all demands, claims, actions or causes of action, assessments, liabilities, losses, costs, damages, penalties, charges, fines or expenses, including without limitation attorney's fees and expenses, arising out of or relating to any breach by such indemnifying party of any representation, warranty, covenant or agreement made in this Agreement. The party (the "Indemnitor") indemnifying the other (the "Indemnitee") shall give the Indemnitee prompt notice of a claim which is the subject of indemnification and the Indemnitee shall not settle any claim without the prior approval of the Indemnitor, which shall not be unreasonably withheld. The Indemnitee shall have the right, at its sole cost and expense, to designate counsel of its own choice to join in the defense of any action. Such right to indemnification shall be in addition to any and all other rights of the parties under this Agreement or otherwise, at law or in equity.

7. STANDSTILL

     While the Agreement and Plan of Merger referenced in Section 1.3 remains in effect and while Purchaser retains ownership of at least eighty percent (80%) of the Shares purchased from Seller pursuant to this Agreement, for a one (1) year period from the date hereof, Seller will not directly or indirectly, without the express permission of Purchaser's Board of Directors, (A) purchase or offer to purchase any of the Company's equity securities (or securities convertible into the Company's equity securities), or (B) conduct a "proxy contest" to obtain control of the Company's Board. This provision shall expire and terminate upon consummation of the Merger contemplated in the Agreement and Plan of Merger referenced in Section 1.3.

8. BOARD RESIGNATION

     On the date of Closing, Seller shall deliver the resignation of Gregory W. Penske from the Board of Directors of Company.

9. MISCELLANEOUS

     9.1. Governing Law. This Agreement and its validity, construction and performance shall be governed in all respects by the internal laws of the State of Delaware (without reference to the conflict of laws provisions or principles thereof).

     9.2. Binding Effect; Assignment. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns; but neither this Agreement nor any of the rights, benefits or obligations hereunder shall be assigned, by operation of law or otherwise, by either party hereto without the prior written consent of the other party. Nothing in this Agreement, express or implied, is intended to confer upon any person other than the parties hereto and their respective permitted successors and assigns, any rights, benefits or obligations hereunder.

     9.3. Amendment; Waiver. This Agreement shall not be changed, modified or amended in any respect except by the mutual written agreement of the parties hereto. Any provision of this Agreement may be waived in writing by the party which is entitled to the benefits thereof. No waiver of any provision of this Agreement shall be deemed to or shall constitute a waiver of any other provision hereof (whether or not similar), nor shall any such waiver constitute a continuing waiver.

     9.4. Notices. Any notices, requests, demands and other communications required or permitted to be given hereunder must be in writing and, except as otherwise specified in writing, will be deemed to have been duly given when personally delivered or facsimile transmitted, or three (3) days after deposit in the United States mail, by certified mail, postage prepaid, return receipt requested, as follows:

     IF TO PURCHASER:      Dover Downs Entertainment, Inc.
                           1131 N. DuPont Highway
                           Dover, DE 19901
                           Attn: Denis McGlynn
                           President and Chief Executive Officer

     With a copy to:       Klaus M. Belohoubek, Esquire
                           Assistant General Counsel
                           Dover Downs Entertainment, Inc.
                           2200 Concord Pike
                           Wilmington, DE 19803

     IF TO SELLER:         Robert H. Kurnick, Jr.
                           Senior Vice President and General Counsel
                           Penske Motorsports, Inc.
                           13400 West Outer Drive
                           Detroit, MI 48239

     Any party may change its address for the purposes of this Agreement by giving notice of such change of address to the other parties in the manner here in provided for giving notice.

     9.5. Survival. The representations and warranties of the parties set forth in this Agreement shall survive the Closing; provided, that all such representations and warranties shall expire, terminate and be of no force and effect (or provide the basis for any claim) and no party hereto shall have any obligation to indemnify any other party with respect thereto unless written notice of any claim with respect thereto is received prior to the first anniversary of this Agreement.

     9.6. Severability. Any term or provision of this Agreement which is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction only, be ineffective only to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof or affecting the validity or enforceability of such provision in any other jurisdiction.

     9.7. Headings. The captions, heading and titles herein are for convenience of reference only and shall not effect the construction, meaning or interpretation of this Agreement or any term or provision hereof.

     9.8. Counterparts. This Agreement may be executed through the use of one or more counterparts, each of which shall be deemed an original and all of which shall be considered one and the same agreement, notwithstanding that all parties are not signatories to the same counterpart.

     9.9. Expenses. Each party to this Agreement shall bear their own fees, costs and expenses incurred in connection with the negotiation, execution and consummation of this Agreement and the transactions contemplated hereby.

     9.10. Entire Agreement. Except for written agreements executed on or about the date hereof in connection with the transactions contemplated hereby, this Agreement merges and supersedes any and all prior agreements, understandings, discussions, assurances, promises, representations or warranties among the parties with respect to the subject matter hereof, and contains the entire agreement among the parties with respect to the subject matter hereof.

     9.11. Remedies. The Shares are unique chattels and each party to this Agreement shall have the remedies which are available to it for the violation of any of the terms of this Agreement, including, but not limited to, the equitable remedy of specific performance.

     IN WITNESS WHEREOF, Purchaser and Seller have each duly executed this Agreement as of the date first above written.

                           DOVER DOWNS ENTERTAINMENT, INC.

                           By: /s/ Denis McGlynn
                               -----------------
                               Denis McGlynn
                               President & Chief Executive Officer

                           PENSKE MOTORSPORTS, INC.

                           By: /s/ Robert H. Kurnick, Jr.
                               --------------------------
                               Robert H. Kurnick, Jr.
                               Senior Vice President and General
                               Counsel

                                                                    EXHIBIT 2



March 26, 1998



Christopher R. Pook                     James P. Michaelian,
as Shareholders Representative          as Shareholders' Representative
Grand Prix Association of Long Beach    Grand Prix Association of Long Beach
3000 Pacific Avenue                     3000 Pacific Avenue
Long Beach, CA 90806                    Long Beach, CA 90806

RE:   RIGHT OF FIRST REFUSAL

Dear Chris and Jim:

This letter related to the Right of First Refusal Agreement ("ROFR Agreement"), dated as of August 8, 1997, by and among Midwest Facility Investments, Inc. ("MFI"), Penske Motorsports, Inc., ("PMI") and the Shareholders listed on
Schedule 1 of such agreement, for whom you are Shareholders Representatives. The purpose of this letter is to set forth the understanding among the such parties with respect to the approval of the transfer of PMI's shares of Common Stock (the "Stock") of Grand Prix of Long Beach, Inc., (the "Company") pursuant to those certain Stock Purchase Agreement, dated March 26, 1998, between Dover Downs Entertainment, Inc. ("DDE") and PMI (the "Stock Purchase Agreement"). All capitalized terms not defined in this letter shall have the meanings assigned to such terms in the ROFR Agreement.

As Shareholder's Representatives, Christopher R. Pook and James P. Michaelian hereby approve, in accordance with the ROFR Agreement, the transfer of the Stock to DDE pursuant to and in accordance with the Stock Purchase Agreement on or prior to April 9, 1998, subject to the following conditions:

(a) Upon the sale of the Stock by PMI to DDE, the ROFR Agreement shall terminate; and

(b) The entering into of a merger or similar agreement with DDE, or DDE's commencement of a tender offer or exchange offer, shall not be an event resulting in a termination of those certain standstill provisions in
      Section 4.10 of that certain Stock Purchase Agreement dated August 8, 1997, by and between PMI and the Company and Section 4.10 of that certain Stock Purchase Agreement, dated August 8, 1997, by and between PMI, and the Company.

The undersigned each agree to the foregoing.

Very truly yours,

Penske Motorsports, Inc.
a Delaware Corporation

By:     /s/ Robert H. Kurnick, Jr.
        ---------------------------
        Robert H. Kurnick, Jr.
Title:  Senior Vice President

Acknowledged and agreed to this 26th day of March, 1998

/s/ Christopher R. Pook
-------------------------------
Christopher R. Pook
as Shareholder's Representative

/s/ James P. Michaelian
-------------------------------
James P. Michaelian
as Shareholder's Representative